Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

July 13, 2018

Via EDGAR

Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Southwest Corporation

Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-220385) Filed July 13, 2018

Dear Mr. Williamson:

On behalf of Capital Southwest Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Post-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (File No. 333-220385) (the “Registration Statement”), filed with the Commission on July 13, 2018, a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-220385) (“Amendment No. 1”), filed with the Commission on October 23, 2017 and declared effective on November 1, 2017, except for (i) revisions reflecting the material developments relating to the Company since the effective date of Amendment No. 1 and (ii) the inclusion of annual audited financial statements and related financial data for the fiscal year ended March 31, 2018, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Vlad M. Bulkin

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